UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Application for Approval of an Additional Class Action due to the Collapse of the Dike at Rotem

Item 1

Application for Approval of an Additional Class Action due to the Collapse of the Dike at Rotem

The Company hereby reports that on 17 August 2017 its subsidiary, Rotem Amfert Negev Ltd. (“Rotem”), was served an additional application for approval of a class action against the Company, Rotem, and current and past officeholders of both the Company and Rotem (jointly, the “Respondents”). It was filed with the Beer Sheva District Court, on behalf of several groups of persons allegedly impacted by the incident (the “Applicants”). The Applicants allege that, as a result of the collapse of the dike in Rotem’s operational pond, the Ashalim stream and its surroundings were polluted, and thus the Respondents have breached various provisions of environmental protection laws, including the provisions of the Law for Prevention of Environmental Hazards, the Water Law and the Clean Air Law, as well as infractions relating to the Business Licensing Law, Planning and Construction Law, Basic Law: Human Dignity and Liberty, the Tort Ordinance, breach of statutory duty and negligence.

Within the framework of the application, the Court was requested to order the Respondents, among other things, to prepare plans for removal of the pollution, to restore Ashalim stream, to implement controls to prevent recurrence of the hazard caused, to grant financial remedy to the injured class at the amount of ILS 202.5 million (approx. $55.9 million), and also to provide compensation by way of repairing the natural values harmed and restoring the area.

The Company is studying the application and considering its legal steps. In light of the very preliminary stages of the application and the scarcity of similar cases, it is difficult to estimate, at this stage, the outcomes of the application proceeding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 18, 2017